Filed Pursuant to Rule 424(b)(3)

Registration No. 333-143662

SUPPLEMENT NO. 2 DATED MAY 21, 2008

TO THE PROSPECTUS DATED MARCH 27, 2008

OF DIVIDEND CAPITAL TOTAL REALTY TRUST INC.

We are providing this Supplement No. 2 to you in order to supplement our prospectus dated March 27, 2008.   This Supplement No. 2 must be read in conjunction with our prospectus dated March 27, 2008, as supplemented by our Supplement No. 1 dated May 15, 2008.

Repayment of New England Retail Loan Facility

As disclosed in our prospectus in the “Investment Strategy, Objectives and Policies” section, in connection with our acquisition of a portfolio of 22 retail properties in New England (the “First Closing Properties of the New England Retail Portfolio”), on August 1, 2007, we and various of our wholly-owned subsidiaries, as borrowers (the “Borrowers”), entered into (i) an interest-only, secured floating-rate senior loan agreement (the “Mortgage Loan”) and (ii) an interest-only floating-rate mezzanine loan agreement (the “Mezzanine Loan”), with LaSalle Bank National Association, as lender (the “Lender”). As of May 19, 2008, the outstanding aggregate principal balance under the Mortgage Loan and the Mezzanine Loan was approximately $121.9 million. The descriptions of the Mortgage Loan and the Mezzanine Loan are included in our prospectus in the “Investment Strategy, Objectives and Policies” section.

On May 19, 2008, the Borrowers and the Lender entered into an Acknowledgment and Post-Closing Agreement (the “Prepayment Agreement”), whereby Borrowers agreed to pay and Lender agreed to accept prepayment of the Mortgage Loan and the Mezzanine Loan in the amount of approximately $111.6 million (representing an approximate $10.3 million, or 91.5% discount from the outstanding aggregate principal balance under the Mortgage Loan and the Mezzanine Loan) in full and complete satisfaction of the Borrowers’ repayment obligations under the Mortgage Loan and the Mezzanine Loan. In addition, pursuant to the Prepayment Agreement, the Lender has waived any lock-out period during which the Borrowers are prohibited from prepayment as well as the right to seek payment of any exit fee or other prepayment penalties under the loan documentation related to the Mortgage Loan and the Mezzanine Loan.

First Quarter 2008 Results — Supplemental Financial and Operating Information

On May 20, 2008 we provided certain information in a supplemental document entitled “First Quarter 2008 Results — Supplemental Financial and Operating Information,” which sets forth additional disclosure regarding our results of operations and financial performance for the three months ended March 31, 2008, which is supplemental to our Report on Form 10-Q, which was included in Supplement No. 1 dated May 15, 2008. See below for this supplemental information.

Selected Financial Data

The following table presents selected consolidated financial information as of and during the three month periods ended March 31, 2008 and 2007. The selected financial information presented below has been derived from our unaudited condensed consolidated financial statements. Since the information presented below is only a summary and does not provide all of the information contained in our historical consolidated financial statements, including the related notes thereto, you should read it in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our unaudited consolidated financial statements and notes thereto included in our Form 10-Q, which was included in Supplement No. 1 dated May 15, 2008. The amounts in the table are in thousands except per share data and footnote information.

	For the Three Months Ended,
	March 31, 2008	March 31, 2007
Operating Data:
Total revenue	$35,188	$10,878
Total operating expense	23,540	7,536
Interest expense	12,998	2,883
Interest income	3,186	2,538
Impairment of available-for-sale securities	25,202	—
Minority interests	803	(12)
Net income (loss)	(22,563)	2,985

Common Stock Distributions:
Common stock distributions declared	$18,393	$8,059
Common stock distributions declared per share	0.15	0.15

Per Share Data:
Basic net income (loss) per common share	$(0.19)	$0.06
Diluted net income (loss) per common share	(0.19)	0.06

Other Information:
Weighted average shares outstanding - basic	120,893	53,746
Weighted average shares outstanding - diluted	122,663	53,766

Balance Sheet Data:
Total assets	$1,907,851	$904,951
Debt	800,594	203,453
Total liabilities	907,854	245,411

Cash Flow Data:
Net cash provided by operating activities	$14,589	$5,155
Net cash used in investing activities	(27,833)	(370,256)
Net cash provided by financing activities	109,828	464,057

Funds from Operations (FFO)

The following table presents the calculation of our FFO reconciled from net income for the three months ended March 31, 2008 and 2007 (amounts in thousands, except per share information):

	Three months ended March 31,
	2008	2007

Reconciliation of net income (loss) to FFO:

Net income (loss) attributable to common shares	$(22,563)	$2,985

Add (deduct) NAREIT defined adjustments:
Depreciation and amortization	12,745	3,418
Minority interests share of funds from operations	(992)	(285)
Subtotals-NAREIT defined FFO	(10,810)	6,118

Add (deduct) our defined adjustments:
Impairment of available for sale securities, net of minority interests	24,733	—
FFO attributable to common shares-basic	13,923	6,118
FFO attributable to dilutive OP units	264	2
FFO attributable to common shares-diluted	14,187	6,120

FFO per share - basic	$0.12	$0.11
FFO per share - diluted	$0.12	$0.11

FFO Definitions, Adjustments and Limitations

We believe that FFO, as defined by the National Association of Real Estate Investment Trusts (“NAREIT”), is a meaningful supplemental measure of our operating performance because historical cost accounting for real estate assets in accordance with Generally Accepted Accounting Principles (“GAAP”) implicitly assumes that the value of real estate assets diminishes predictably over time, as reflected through depreciation and amortization expenses. However, since real estate values have historically risen or fallen with market and other conditions, many industry investors and analysts have considered presentation of operating results for real estate companies that use historical cost accounting to be insufficient. Thus, NAREIT created FFO as a supplemental measure of operating performance for real estate investment trusts that excludes historical cost depreciation and amortization, among other items, from net income, as defined by GAAP.

FFO as defined by NAREIT consists of net income, calculated in accordance with GAAP, plus real estate related depreciation and amortization, less gains (or losses) from dispositions of real estate held for investment purposes. Importantly, as part of its guidance concerning FFO, NAREIT has stated that the “management of each of its member companies has the responsibility and authority to publish financial information that it regards as useful to the financial community.” As a result, modifications to the NAREIT calculation of FFO are common among REITs as companies seek to provide financial measures that meaningfully reflect the specific characteristics of their businesses. We believe potential investors and stockholders who review our operating results are best served by a defined FFO measure that makes certain adjustments to net income computed under GAAP in addition to those included in the NAREIT defined measure of FFO because we believe such additional adjustments create a better measure of our operating performance.

Our definition of FFO is generally consistent with NAREIT. However, NAREIT does not specifically address how other-than-temporary impairment of available-for-sale preferred equity securities should be treated from an FFO standpoint. All of our preferred equity securities investments are perpetual in nature and, while these securities are generally subject to issuer call provisions, none of them has an explicit maturity date. We currently have both the ability and the intention to hold our preferred securities investments for the long term, although we may, from time to time, sell any of these investments as part of our overall management of our portfolio. Accordingly, we classify these investments as available-for-sale, and therefore they are reported at estimated fair value based upon market prices in our financial statements prepared in accordance with GAAP. For purposes of calculating net income computed under GAAP for the three months ended March 31, 2008, primarily due to the amount and duration of the decline in the fair value of these assets, we have classified in our statement of operations a portion of our preferred securities investments as being impaired on an other-than-temporary basis.

The preferred securities impairment charge included in net income is primarily a function of market pricing, which may be subject to significant fluctuations and volatility from period to period that may result in potentially inconsistent and unpredictable effects on our GAAP financial statements. Importantly, the accounting treatment underlying the preferred securities asset class is not the primary driver in management’s decision-making process and capital investment decisions for these types of investments. Period to period fluctuations in the impairment line item can be caused by the accounting treatment for short-term factors that may not be relevant to our long-term investment strategy, long-term capital structures or long-term tax planning. Accordingly, we believe investors are best served if the FFO information that is made available to them excludes items such as this impairment charge and therefore allows them to align their analysis and evaluation of our operating results along the same lines that our management uses in planning and executing our business strategy.

FFO is presented herein as a supplemental financial measure and has inherent limitations. We do not use FFO as, nor should it be considered to be, an alternative to net income computed under GAAP as an indicator of our operating performance, or as an alternative to cash from operating activities computed under GAAP. We use FFO as an indication of our operating performance and as a guide to making decisions about both our existing and future investments. Our FFO calculation is not meant to represent a comprehensive system of financial reporting and does not present, nor do we intend it to present, a complete picture of our financial condition and operating performance. In addition, other REITs may choose to treat impairment charges and potentially other accounting line items in a manner different from ours due to specific differences in investment strategy or for other reasons. Our FFO calculation is limited by its exclusion of impairments related to our preferred equity securities, but we continuously evaluate our preferred equity securities portfolio and the usefulness of the FFO measure in relation thereto. We believe net income computed under GAAP remains the primary measure of performance and that FFO is only meaningful when it is used in conjunction with net income computed under GAAP. Further, we believe our consolidated financial statements, prepared in accordance with GAAP, provide the most meaningful picture of our financial condition and our operating performance.